February 13, 2006

Via Facsimile (646) 848-7666 and U.S. Mail

Peter D. Lyons, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022

Re:	Engelhard Corporation
	Preliminary Proxy Statement on Schedule 14A
	Filed February 1, 2006 by Iron Acquisition Corporation and
	     BASF Aktiengesellschaft
	SEC File No. 001-08142

Dear Mr. Lyons:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. We note that you have bracketed the color of the proxy card. Please advise us as to the reason for the brackets. For example, have you not determined which color you intend to use?
2. Revise to state that by using your proxy card, shareholders may not be able to exercise their full voting power in the even that the company includes additional proposals on its proxy card. In this regard, we do note that BASF has indicated that it will use its discretionary authority to vote as to other matters that are properly presented.

Letter to Security Holders
3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

* Your statement that the rejection of your tender offer would prevent the company from realizing a "significant and timely return... either on a stand-alone basis or in connection with an alternative transaction." (page 3 of your letter to security holders);
* Your statement that the increase in Engelhard`s share price since your announcement of the tender offer is due solely and directly to your offer and not as a result of "additional value delivered" to Engelhard`s security holders by its board or management (page 3 of your letter to security holders);
* Your sub-heading statement that a vote for your nominees "represents a vote in support of the Offer" and the statements in each of the bullet points under the subheading on page 16; and
* Your statement that a vote for your nominees lets Engelhard know that its security holders "want to have the opportunity to consider and accept the offer" (page 16).

Please ensure that you make any revisions in response to this comment throughout your proxy statement.
4. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. If you have disclosed the support for such statements, then revise to specify the sources upon which you have relied. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note the following examples:
* The statement that the election of your nominees will "help insure that the Board acts in the best interests of stockholders" implies that the board is not already acting in the best interests of Engelhard`s security holders.
* The statement that electing your nominees to the board gives security holders a mechanism to monitor the potential sale of the company implies that the current board and its processes do not allow for security holder monitoring of the board`s decisions.
* The statement that Engelhard`s security holders are currently unable to determine whether to accept your tender offer implies that
Engelhard`s board of directors is preventing its security holders from doing so. In addition, disclose whether the anti-takeover provisions to which you appear to refer were not adopted by pursuant to the approval of Engelhard`s security holders.
* The implication that the current board of directors of Engelhard acts only in the interests of Engelhard`s management.

Please ensure that you make any revisions in response to this comment throughout your proxy statement.
5. While we note that the company is considering alternatives to maximize value for Engelhard`s stockholders, "including a sale of the
Company," it does not appear that "the Board has determined that the sale of the Company is in the best interests of its stockholders." Accordingly, please revise your assertions and conclusions to that effect throughout the document.
6. Please update the last paragraph on page 3 of your letter to security holders given Engelhard`s release of its fourth-quarter results. Further, quantify the "significant premium" noted in the first sentence of this paragraph and on page 16 of the proxy statement.

Cover page, page 6
7. Refer to your statement in the third paragraph on page 7 that electing your nominees would be "an important step toward prompt consummation of the offer." We note that Engelhard`s board of directors consists of six directors. In light of this, provide us with support that the election of your two nominees will have the effect you describe. Alternatively, revise your disclosure to avoid your implication.

Reasons to Vote for our Nominees, page 16

8. Expand the second bullet point under "The Offer price is a full price ..." to provide more detail regarding the information provided by the company that is reflected in your offer price and the information or assumptions of the company that are "more aggressive."
Clarify whether or not these assumptions are reflected in your offer price. Further, describe the "modest synergies" noted on page 17.




Other Information - Solicitation of Proxies, page 20
9. We note that you may employ various methods to solicit proxies, including mail, facsimile, Internet, advertising, telephone, or telecopier, each in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
10. Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Form of Proxy Card
11. Please revise the form of proxy to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Peter D. Lyons, Esq.
Shearman & Sterling LLP
February 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE